CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN DELETED AND FILED SEPARATELY WITH
THE COMMISSION PURSUANT TO RULE 24b-2. (SPACES CORRESPONDING TO DELETED PORTIONS APPEAR IN BRACKETS WITH ASTERISKS.)

                                                                     EXHIBIT 2.2


                                LICENSE AGREEMENT

         This License Agreement (the "Agreement"), is made effective as of the 6th day of September, 1996 (the "Effective Date") by and between Supreme International Corporation, a Florida corporation ("Supreme") and PremiumWear, Inc., a Delaware corporation formerly known as Munsingwear, Inc., a Delaware corporation ("Munsingwear").

                              W I T N E S S E T H:

         WHEREAS, pursuant to a Purchase and Sale Agreement entered into as of May 22, 1996 (the "Purchase Agreement") by and between Supreme and Munsingwear, Supreme has agreed to purchase certain trade names, trademarks, assets, properties, contracts and rights used in the design, sourcing, production and distribution of shirts and other apparel products to retailers and professional golf shops; and

         WHEREAS, Munsingwear desires to obtain from Supreme a license back to use the trademarks, trademark registrations and applications for the trademarks set forth in Exhibit A in connection with the manufacture, marketing and sale of certain apparel products to certain markets as set forth below, and Supreme is willing to grant such a license, on the terms and conditions set forth below;

         NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


                           ARTICLE ONE -- DEFINITIONS

         1. Definitions: For the purposes of this Agreement, the following terms shall be defined as follows:

         1.1 "Authorized Channels of Distribution" - those channels of distribution set forth in Exhibit B with respect to particular Licensed Trademarks.

         1.2 "Licensed Knit Shirt Product[s]" - collar and placket knit shirts, all bearing by label or tag solely inside the garment, packaging or advertising, any of the Licensed Trademarks.

         1.3 "Licensed Pant Products" - long pants and shirts made of standard and industrial fabrics, all bearing by label or tag solely inside the garment, packaging or advertising, any of the Licensed Trademarks.

         1.4 "Licensed Footwear and Headwear Products" - footwear and headwear, including baseball caps and hard visor caps, all bearing by label or tag solely inside the garment, packaging or advertising, any of the Licensed Trademarks.

         1.5 "Other Licensed Product[s]" - woven shirts (including chambray), outerwear (basic jackets, windbreakers and sweaters), rainwear, and footwear, all bearing by label or tag solely inside the garment, packaging or advertising, any of the Licensed Trademarks.

         1.6 "Licensed Product[s]" - Licensed Knit Shirt Products, Licensed Pant Products, Licensed Footwear and Headwear Products and Other Licensed Products are sometimes collectively referred to herein as "Licensed Products."

         1.7      "Licensed Trademarks" - the trademarks listed in Exhibit A.

         1.8 "License Year" - the first "License Year" shall be the twelve-month period beginning on the Effective Date and each consecutive twelve-month period thereafter during the Term.

         1.9 "Net Sales" - the total amounts of invoices by Munsingwear for Licensed Products, less only (i) returns evidenced by credit memoranda, (ii) allowances for unreturned but defective Licensed Products evidenced by credit memoranda, (iii) normal and reasonable cash, trade and quantity discounts allowed to customers which are not related to Munsingwear by ownership, control or affiliation, (iv) the actual cost of freight and other transportation costs from Munsingwear to its customers, (v) sales taxes and excise taxes, if separately stated on sales invoices to Munsingwear's customer, (vi) costs incurred in providing catalogs without charge to customers, and (vii) Munsingwear's cost of any samples provided without charge to customers and sales persons. In determining Net Sales, no deductions may be made for early payments.

         1.10 "Percentage Royalties" - the percentage royalty payments set forth in Section 3.1.

         1.11 "Term" - the period[s] set forth in Section 8.1.

         1.12 "Territory" - the fifty states of the United States and Canada. Notwithstanding the foregoing, shipments from the United States to anywhere in the world shall be deemed to be within the Territory so long as the sale occurred in the United States or Canada or the shipment is made to any international affiliate of a United States customer and the product is not being sold for resale purposes.

         1.13 "Existing Licenses" - all outstanding license rights granted by Munsingwear prior to the Effective Date.


                         ARTICLE TWO -- GRANT OF LICENSE

         2.1 Grant of the License. Subject to the Existing Licenses, Supreme hereby grants to Munsingwear, and Munsingwear hereby accepts, an exclusive license throughout the Term to manufacture or have manufactured Licensed Products anywhere in the world and to market and sell the Licensed Products through Authorized Channels of Distribution within the Territory.

         2.2 Reservation of Rights. Supreme reserves all rights to the Licensed Trademarks except as specifically granted to Munsingwear hereunder and Supreme may exercise such rights at any time and from time to time.

         2.3 Export. Except as permitted by Section 1.12, and to the extent permitted by law, Munsingwear acknowledges and agrees that it has no right to and shall not export any Licensed Products from, or market or sell any Licensed Products outside of the Territory, or sell, transfer or otherwise dispose of any Licensed Products to any person or entity which Munsingwear knows or has reason to know will export any Licensed Products from, or sell or market any Licensed Products outside of, the Territory for purposes of resale.


                           ARTICLE THREE -- ROYALTIES

         3.1 Percentage Royalties.

                  (a) Licensed Knit Shirt Products. With respect to Licensed Knit Shirt Products, this License Agreement shall be royalty-free until September 6, 2001; provided, however, that if the Net Sales of Licensed Knit Shirt Products through Authorized Channels of Distribution shall exceed $50 million for a particular License Year during such period, Munsingwear shall, for each such License Year, pay the following Percentage Royalties to Supreme: [**] percent ([**]%) of Net Sales of Licensed Knit Shirt Products in excess of $50 million during that License Year. For the period from September 6, 2001 until the end of the Term, Munsingwear shall, for each License Year, pay the following Percentage Royalties to Supreme: [**] percent ([**]%) of the first $20 million in Net Sales of Licensed Knit Shirt Products during that License Year and [**] percent ([**]%) of any Net Sales of Licensed Knit Shirt Products during that License Year in excess of $20 million.

                  (b) Licensed Pant Products. With respect to Licensed Pant Products, Munsingwear shall, for each License Year during the Term, pay the following Percentage Royalties to Supreme: [**] percent ([**]%) of Net Sales of Licensed Pant Products until January 1, 1998, and [**] percent ([**]%) of Net Sales of Licensed Pant Products between January 1, 1998 and the end of the Term.

                  (c) Licensed Footwear and Headwear Products. With respect to Licensed Footwear and Headwear Products, Munsingwear shall, for each License Year during the Term, pay the following Percentage Royalties to
         Supreme: [**] percent ([**]%) of Net Sales of Licensed Footwear and Headwear Products until the end of the Term.

                  (d) Other Licensed Products. With respect to Other Licensed Products, Munsingwear shall, for each License Year during the Term, pay the following Percentage Royalties to Supreme: [**] percent ([**]%) of Net Sales of Other Licensed Products. It is understood and agreed that any Net Sales of Other Licensed Products by Munsingwear pursuant to Existing Licenses shall be excluded from the calculation of Percentage Royalties in this Section 3.1 for the duration of each such Existing License.

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BRACKETS WITH ASTERISKS CORRESPOND TO DELETED TEXT THAT IS SUBJECT TO A
CONFIDENTIAL TREATMENT REQUEST FILED WITH THE COMMISSION PURSUANT TO RULE 24b-2.

                  (e) It is further understood and agreed that, for the purposes of calculating the Percentage Royalties, each License Year shall be treated separately, and sales made in one License Year shall not be added to or included in Net Sales for any other License Year. The payments of Percentage Royalties shall be due and paid to Supreme within forty-five (45) days after the last day of the calendar quarter in which the sales on which they are based are made. A sale of Licensed Products shall be deemed made when the Licensed Products are invoiced, shipped or paid for, whichever is first to occur.

         3.2 Guaranteed Minimum Royalty. With respect to Licensed Pant Products, Licensed Footwear and Headwear Products and Other Licensed Products, Munsingwear guarantees to pay Supreme any difference between annual royalties paid and the following amounts, computed on an annual basis beginning on the Effective Date (the "Minimum Royalty"):

                  (a) Licensed Pant Products. $[**] for the first year of the Term, which amount shall increase by [**]% each year of the Term thereafter until January 1, 1998; $[**] beginning January 1, 1998, which amount shall increase by [**]% each year of the Term thereafter.

                  (b) Licensed Footwear and Headwear Products. $[**] for footwear for the first year of the Term and $[**] for headwear for the first year of the Term, which amounts shall increase by [**]% each year of the Term thereafter.

                  (c) Other Licensed Products. [**]% of the minimum sales permitted under the Existing Licenses each year of the Term, except that no royalty shall be due until the expiration of each Existing License.

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BRACKETS WITH ASTERISKS CORRESPOND TO DELETED TEXT THAT IS SUBJECT TO A
CONFIDENTIAL TREATMENT REQUEST FILED WITH THE COMMISSION PURSUANT TO RULE 24b-2.

                  (d) In the event Munsingwear fails to pay the Minimum Royalty due on any of the Licensed Products, Supreme shall give Munsingwear ten days' notice of such failure, and if Munsingwear fails to pay such Minimum Royalty during such ten-day period, this Agreement shall terminate with respect to any category of Products on which Supreme has not received such Minimum Royalty.

         3.3 Royalty Reporting Requirements. Munsingwear agrees to furnish Supreme, within forty-five (45) days after the last day of each calendar quarter, a royalty statement, verified by an officer of Munsingwear, showing all gross and Net Sales of the Licensed Products (by dollars and units, by account or account group, when appropriate, by Licensed Trademark, by Licensed Product and by country) and all customary trade discounts, sales taxes and excise taxes for the calendar quarter and a computation of Net Sales and the Percentage Royalties payable hereunder for the calendar quarter. Within seventy-five (75) days after the end of each License Year, Munsingwear shall furnish to Supreme a summary statement for the License Year then completed, certified by an officer of Munsingwear, showing all Net Sales of the Licensed Products during such License Year, a computation of Net Sales and the Percentage Royalties payable hereunder for such License Year and a list of customers and their respective Net Sales to whom the Licensed Products were sold during each License Year.

         3.4 Interest on Late Payments. In addition to any other rights or remedies Supreme may have under this Agreement or otherwise, in the event that Munsingwear fails to make any of the payments due Supreme hereunder as and when due, Munsingwear shall be obligated to pay to Supreme interest on the overdue amounts at two percent (2%) above the prime rate per annum then charged by Citibank, N.A. in New York or the maximum legal rate, whichever is lower.


                    ARTICLE FOUR -- MAINTENANCE OF STANDARDS

         4.1 Maintenance of Standards. The right to use the Licensed Trademarks granted to Munsingwear shall be restricted to such Licensed Products as are designed, produced, selected, manufactured, packaged, distributed, and merchandised by Munsingwear according to standards of quality which are no less than those of Munsingwear in connection with products which utilized the Licensed Trademarks immediately prior to the Effective Date of this Agreement. Without limiting the generality of the foregoing, the Licensed Products shall at all times be of a high and merchantable quality.

         4.2 Reputation. Munsingwear acknowledges that the availability of a selection of products, fabrication, colors and sizes are an integral part of the high reputation and value which the public associates with the Licensed Trademarks. Consequently, Munsingwear agrees that its policy with regard to the sale, merchandising and distribution of Licensed Products shall be of a high standard and shall in no way reflect adversely upon the good name and reputation associated with the Licensed Trademarks.

         4.3 Inspection. In order for Supreme to determine and assure maintenance of the standards and quality required under this Agreement, Supreme shall have the right, upon reasonable notice to Munsingwear, to inspect the manufacturing process for any Licensed Product, at whatever place or places it may be manufactured. If Supreme reasonably determines that any sample of a Licensed Product does not meet the standards or quality required under this Agreement, Munsingwear shall, within fourteen (14) days after Supreme's notice with regard thereto, correct such deficiency at Munsingwear's expense by making such changes in construction and quality as may be suggested by Supreme.

         4.4 Applicable Laws and Regulations. All Licensed Products shall be manufactured, sold and advertised in compliance with all applicable governmental laws, rules and regulations. Munsingwear shall cause truthful and accurate labeling regarding the care, maintenance and use of the Licensed Products, where applicable, to be affixed to such Licensed Products.

         4.5 Manufacturer's Agreement. Munsingwear or its designee may manufacture the Licensed Products anywhere in the world, provided that none of the Licensed Products are marketed or sold outside of the Territory (other than as permitted in Section 1.12), or through any distribution channel in the Territory which is not an Authorized Channel of Distribution, or otherwise than in accordance with the provisions of this Agreement. Munsingwear shall have the proposed manufacturer sign in duplicate original a "Manufacturer's Agreement" identical to Exhibit C and provide a fully executed original Manufacturer's Agreement to Supreme.


              ARTICLE FIVE -- PROTECTION OF THE LICENSED TRADEMARKS

         5.1 Representations, Warranties and Covenants. Supreme hereby covenants, represents and warrants that:

                  (a) it has full right and power to grant the license herein set forth; and

                  (b) it has no license or other agreements with or obligations, commitments, liens or mortgages and encumbrances of any kind which may diminish, encumber or limit in any manner the rights granted to Munsingwear hereunder; and

                  (c) it will not take any actions which might in any manner diminish, encumber or impair the rights of Munsingwear under this Agreement in any material respects. Notwithstanding the foregoing, nothing herein shall obligate Supreme to use or to continue to use the Licensed Trademarks in any manner.

         5.2 Infringement of the Licensed Trademarks. Munsingwear shall promptly notify Supreme in writing of any infringement of the Licensed Trademarks or any act of unfair competition by third parties relating to the Licensed Trademarks whenever such infringement or act shall come to Munsingwear's attention. Supreme may, at Supreme's discretion, take such action (including the initiation of proceedings and participation in proceedings brought against Munsingwear) to stop any infringement or act as Supreme may deem necessary to protect the Licensed Trademarks. In connection therewith, Munsingwear shall cooperate to the extent reasonably required by Supreme to stop such infringement or act, and, if so requested by Supreme, shall join with Supreme as a party to any action brought by Supreme for such purpose. Supreme shall have full control over any action taken, including without limitation, the right to select counsel, to settle on any terms it deems advisable in its discretion, to appeal any adverse decision rendered in any court, to discontinue any action taken by it, and otherwise to make any decision in respect thereto as it in its discretion deems advisable. Supreme shall bear all expenses connected with the foregoing, except that if Munsingwear desires to retain its own counsel, it shall do so at its own expense. Any recovery as a result of such action shall belong solely to Supreme.

         5.3 Licensed Trademark Registrations. Munsingwear shall fully cooperate with Supreme with respect to the maintenance and renewal of all Licensed Trademarks and any registered user requirements or any challenges to any Licensed Trademark, and shall supply all information requested by Supreme with respect thereto (including without limitation, evidence of use) on a timely basis.

         5.4 Trademark and Copyright Notices. Munsingwear shall use, in connection with the Licensed Trademarks and their packaging and advertising, such trademark and copyright notices and identifications as shall be reasonably required by Supreme and applicable law.


                      ARTICLE SIX -- MAINTENANCE OF RECORDS

         6.1 Maintenance of Records. Munsingwear shall keep separate, true and accurate books and records respecting all transactions related to this Agreement in accordance with generally accepted accounting practices consistently applied, which books and records shall be kept and maintained so as to enable and facilitate verification of the payments due Supreme under this Agreement and shall reflect all sales and shipments of Licensed Products, all customary trade discounts, sales taxes, and excise taxes; all consumer and account complaints; and the amount of the Percentage Royalties payable to Supreme hereunder. Munsingwear shall maintain such books and records for a period of at least two
(2) years following the end of each License Year.

         6.2 Inspection. Supreme and its representatives shall have the right, at any time during the Term of this Agreement and for a period of two (2) years thereafter, upon ten (10) days prior written notice to Munsingwear, to examine any or all of the books or records which Munsingwear is required to maintain pursuant to this Article Six and all other records, documents and material in possession or under control of Munsingwear (including, but not limited to, production records and consumer and account complaint information) reasonably necessary to verify Munsingwear's compliance with provisions of this Agreement. In its discretion, Supreme may use Munsingwear's independent auditors as its representative for this purpose or select another representative. Such books, records, documents and material shall be made available to Supreme and Supreme's representatives during normal business hours at Munsingwear's offices and Munsingwear shall render reasonable assistance to Supreme and Supreme's representatives for the purpose of facilitating such examination. All payments required to be made by Munsingwear to eliminate any discrepancy revealed by such examination shall be made immediately upon demand with interest in accordance with Section 3.3. If the audit discloses a 5% or greater discrepancy, Munsingwear shall reimburse Supreme for the cost of the audit.


                           ARTICLE SEVEN -- ASSIGNMENT

         7. Assignment. Supreme may assign, pledge or transfer all or any part of this Agreement or its rights or obligations hereunder to any person or entity. With respect to Licensed Knit Shirt Products and Licensed Pant Products, and subject to certain purchase rights of Supreme as set forth in the Purchase Agreement, Munsingwear may assign or transfer, by operation of law, merger or otherwise, its rights or obligations hereunder to any bona fide purchaser of Munsingwear's business related to the Licensed Knit Shirt Products or Licensed Pant Products. Munsingwear may not assign or transfer its rights or obligations hereunder, by operation or law, merger or otherwise with respect to Licensed Footwear and Headwear Products or Other Licensed Products and may not sublicense its rights under this Agreement without Supreme's consent. Except as otherwise provided herein, this Agreement shall inure to the benefit of and shall be binding upon the parties, their respective successors, Supreme's transferees and assigns and Munsingwear's permitted transferees and assigns.


                              ARTICLE EIGHT -- TERM

         8.1 Term.

                  (a) The Term of this License Agreement with respect to Licensed Knit Shirt Products shall begin on the Effective Date and shall expire on September 6, 2016.

                  (b) The Term of this License with respect to Licensed Pant Products shall begin on the Effective Date and shall expire on September 6, 2001.

                  (c) The Term of this License with respect to Licensed Footwear and Headwear Products shall begin on the Effective Date and shall expire on September 6, 2001.

                  (d) The Term of this License Agreement with respect to Other Licensed Products shall begin on the Effective Date and expire on September 6, 2001.


                           ARTICLE NINE -- TERMINATION

         9.1 Termination by Supreme. Supreme may terminate this Agreement immediately upon written notice to Munsingwear if Munsingwear shall: (i) be in violation of the provisions of the license granted in Section 2.1 or (ii) become insolvent, make a general assignment for the benefit of its creditors, have a receiver or manager appointed or otherwise commence, or become the subject of, any action relating to bankruptcy, insolvency, reorganization, dissolution or winding up. If Munsingwear shall breach or be in default of any of the royalty payment provisions of this Agreement and such breach or default is not remedied to Supreme's satisfaction within fifteen (15) days after Munsingwear has received written notice of such breach or default from Supreme, Supreme may, at its sole election, terminate this Agreement by written notice to Munsingwear. If Munsingwear shall at any time breach or be in default of any other provision of this Agreement and such breach or default is not remedied to Supreme's satisfaction within thirty (30) days after Supreme has given Munsingwear written notice of such breach or default, Supreme may, at its sole election, terminate this Agreement by written notice of termination to Munsingwear. Termination under the provisions of this Section 9.1 shall be effective upon the effective date of any such notice of termination.

         9.2 Termination by Munsingwear. If Supreme shall at any time breach or be in default of any provision of this Agreement and such breach or default is not remedied to Munsingwear's satisfaction within thirty (30) days after Munsingwear has given Supreme written notice of such breach or default, Munsingwear may, at its sole election, terminate this Agreement by written notice of termination to Supreme. Termination under the provisions of this
Section 9.2 shall be effective upon the effective date of any such notice of termination.

         9.3 Effect of Termination. No failure or delay on the part of either Supreme or Munsingwear to exercise its right of termination hereunder for any one or more causes shall be considered to prejudice its rights of termination for any other or subsequent cause. Termination or expiration of all or part this Agreement for any reason whatsoever shall not relieve the parties from their respective obligations arising hereunder prior to such termination or expiration or with respect to any unexpired portion of this Agreement. Termination of this Agreement by either party under the provisions of this Article Nine shall be in addition to, and without prejudice to, any other rights or remedies (including, without limitation, damages) which that party may have.


             ARTICLE TEN -- OBLIGATIONS ON EXPIRATION OR TERMINATION

         10.1 Inventory Report. Munsingwear shall furnish to Supreme, within thirty (30) days after termination or expiration of this Agreement, a statement showing the number and description of all Licensed Products it has in inventory, or the inventory of any manufacturer, at such termination or expiration. Such statement shall be certified by a duly authorized officer of Munsingwear.

         10.2 Sell-Out Period. Provided that Supreme has not terminated this Agreement under Section 9.1 and that Munsingwear has complied with Section 10.1, then Munsingwear may, for a period of six (6) months after such termination or expiration (the "Sell-Out Period"), sell the inventory of Licensed Products (finished and in process) existing on the date expiration or termination is effective, provided such sales are made through its normal Authorized Channels of Distribution and in accordance with its normal sales terms and procedures, and provided further that such Licensed Products and the sale thereof comply with the provisions of this Agreement, including the payment to Supreme of the Percentage Royalties on all sales during the Sell-Out Period. After the expiration of the Sell-Out Period, Munsingwear shall not market or advertise any Licensed Products nor shall it use any of the Licensed Products in any way in connection with its business operations or otherwise. Before Munsingwear sells or disposes of the Licensed Products as set forth in this Article Ten, it shall offer Supreme an opportunity to purchase Munsingwear's inventory of such Licensed Products, and Munsingwear agrees not to sell such Licensed Products to third parties unless it has first offered to sell such Licensed Products to Supreme on terms and conditions at least as favorable as the best terms and conditions offered to third parties.

         10.3 Return of Materials. Within thirty (30) days after the termination or expiration of this Agreement or of the expiration of the sell-out period described in Section 10.2, if Munsingwear is entitled to such sell-out period, Munsingwear shall, at Munsingwear's cost, deliver to Supreme all advertising, packaging, labels, tags, publicity material, merchandising material and promotional material, including without limitation point-of-sale material bearing any of the Licensed Trademarks and all Licensed Products permanently identified with the Licensed Trademarks in Munsingwear's custody or control or in the custody or control of Munsingwear's manufacturers.


                   ARTICLE ELEVEN -- MISCELLANEOUS PROVISIONS

         11.1 Relationship. Nothing in this Agreement shall create a partnership or joint venture or establish the relationship of principal and agent or any other relationship of similar nature between the parties.

         11.2 Notices. All notices under this Agreement shall be in writing, and may be delivered by hand or sent by mail, facsimile transmission or overnight courier. Notices sent by mail shall be sent by certified mail, return receipt required, and shall be deemed received on the date of receipt indicated by the receipt verification provided by the national postal service. Notices delivered by overnight courier shall be deemed received on the date of receipt indicated by the verification provided by the courier. Notices sent by facsimile transmission shall be deemed received the day on which sent, and shall be conclusively presumed to have been received in the event that the sender's copy of the facsimile transmission contains the "answer back" of the other party's facsimile transmission. Notices shall be effective upon receipt. Notice shall be given, mailed or sent to the parties at the following addresses:

         To Supreme at:
                  Supreme International Corporation
                  7495 N.W. 48th Street
                  Miami FL 33166
                  Attn: George Feldenkreis, Chairman
                  Facsimile: (305) 577-6011

         With a copy to:
                  Broad and Cassel
                  201 S. Biscayne Boulevard
                  Miami Center - Suite 3000
                  Miami, FL 33131
                  Attn: Dale S. Bergman, Esq.
                  Facsimile: (305) 373-9443

         To Munsingwear at:
                  Munsingwear, Inc.
                  8000 West 78th Street, Suite 400
                  Minneapolis, MN  55439
                  Attn:  President & Chief Executive Officer
                  Facsimile: (612) 943-5052

         With a copy to:
                  John R. Houston, Esq.
                  Lindquist & Vennum P.L.L.P.
                  4200 IDS Center
                  80 South Eighth Street
                  Minneapolis, MN  55402
                  Facsimile: (612) 371-3207

         Any party hereto may designate any other address for notices given it hereunder by written notice to the other party given at least ten (10) days prior to the effective date of such change.

         11.3 Entire Agreement; Amendment; Waiver. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto, pertaining to such subject matter. No amendment, supplement, modification or waiver of this Agreement shall be binding unless it is set forth in a written document signed by Supreme and Munsingwear. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in a written document signed by the parties hereto.

         11.4 Severability. In the event that any provision of this Agreement is held invalid by the final judgment of any court of competent jurisdiction, the remaining provisions shall remain in full force and effect as if such invalid provision had not been included herein.

         11.5 U.S. Dollars. All payments required by this Agreement shall be made in U.S. Dollars.

         11.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to the rules or principles of any jurisdiction with respect to conflict of laws.

         11.7 Survival. The provisions of Articles 3, 6, 9, 10, 11 and any other provision which by its terms is intended to survive the termination of this Agreement, shall survive the termination of this Agreement and remain in full force and effect thereafter.

         IN WITNESS WHEREOF the parties hereto, intending to be legally bound thereby, have executed this Agreement as of the date first above written.


MUNSINGWEAR, INC.                        SUPREME INTERNATIONAL
                                         CORPORATION


By: /s/ Lowell M. Fisher                 By: /s/ George Feldenkreis
    -----------------------------            --------------------------------
Its:  Chief Executive Officer            Its:  Chief Executive Officer




                                    EXHIBIT A



                   The "Licensed Trademarks" are the following trademarks:


                                   MUNSINGWEAR

                               PENGUIN Design Logo
            (used only in conjunction with the Munsingwear Trademark)



                                    EXHIBIT B


                       AUTHORIZED CHANNELS OF DISTRIBUTION



         (1) The Advertising Specialty Incentive (ASI) Market -- independent distributors of business incentive products, such as embroidered apparel, mugs and calendars.


         (2) The Specialty Distributor Market -- distributors who stock and sell incentive products (generally, apparel) to institutions and smaller ASI distributors, and also provide value-added services to their customers, such as embroidery and credit services.


         (3) The Uniform Market -- institutions purchasing a collection of coordinated clothing items designed by such institutions to be worn by their employees and their agents whereby the name or logo of the institution appears on the clothing.

         In addition, Munsingwear may sell the Licensed Products through retail channels if the specific accounts are pre-approved by Supreme, which approval may be withheld by Supreme in its sole discretion.



                                    EXHIBIT C

                            MANUFACTURER'S AGREEMENT


This Manufacturer's Agreement is made pursuant to that certain License Agreement ("License Agreement") between SUPREME INTERNATIONAL CORPORATION ("Licensor") and PREMIUMWEAR, INC., a Delaware corporation formerly known as Munsingwear, Inc. ("Licensee") dated September 6, 1996.

As a condition to the manufacture or production by the undersigned Manufacturer of any of the Licensed Products bearing the "Licensed Trademarks" (as defined according to the terms and conditions in the License Agreement), the Manufacturer acknowledges that the Licensed Trademarks are the sole property of Licensor and that the right of the Manufacturer to manufacture or produce the Licensed Products with the Licensed Trademarks thereon is in all respects subject to the terms and conditions set forth in the License Agreement. The Manufacturer agrees that the provisions of the License Agreement shall take precedence over and supersede any and all contractual relationships between Licensee and the Manufacturer and, in particular, the Manufacturer recognizes that all manufacturing or production rights are subject to (a) the restrictions on the use of the Licensed Trademarks and (b) the termination provisions as set forth in the License Agreement. The Manufacturer further acknowledges that its manufacture or production of the Licensed Products shall give the Manufacturer no right to use the Licensed Trademarks or to sell the Licensed Products bearing the Licensed Trademarks to Licensee beyond the term permitted by the License Agreement. The Manufacturer further promises not to sell the Licensed Products with the Licensed Trademarks thereon to any party except Licensee. If Licensor terminates the License Agreement, the Manufacturer agrees to make no claim against Licensor for any reason whatsoever. This Manufacturer's Agreement shall not be valid unless and until signed by all parties.

Accepted and Agreed:                   Acknowledged:


By                                     By
   --------------------------------        -----------------------------------
   Manufacturer                            Supreme International Corporation

Date:
      -----------------------------

By                                     Date:
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